Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHANGE OF PRESIDENT

The Board is pleased to announce that with effect from 20 March 2020:

(1)	Mr. Hu Guangjie was appointed as an Executive Director and the President of the Company; and

(2)	Mr. Xu Keqiang resigned as the President of the Company. Mr. Xu remains as an Executive Director and the Chief Executive Officer of the Company.

APPOINTMENT OF EXECUTIVE DIRECTOR AND PRESIDENT

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce that Mr. Hu Guangjie (“Mr. Hu”) was appointed as an Executive Director and the President of the Company with effect from 20 March 2020.

Hu Guangjie

Born in 1973, Mr. Hu is a professor-level senior engineer. He received a Bachelor of Science degree in Petroleum Engineering (Reservoir Engineering) from Chengdu University of Technology and a Master’s degree in Oil and Gas Field Development Engineering from China University of Petroleum (Huadong). He served in a number of positions in China Petrochemical Corporation (“Sinopec Group”), including Vice Manager of Northwest Oil Field Company, a subsidiary of China Petroleum & Chemical Corporation (“Sinopec Corp.”), Vice General Manager of Northwest Oil Field Company, Executive Vice Director General of Northwest Petroleum Bureau, Executive Vice General Manager of Northwest Oil Field Company, Director General of Northwest Petroleum Bureau, General Manager of Northwest Oil Field Company, General Manager of Northwest Petroleum Bureau Co., Ltd., Executive Vice Director of Oilfield Exploration & Production Department of Sinopec Corp., Director of Oilfield Exploration & Production Department, General Manager of Oilfield Exploration & Production Department. In March 2020, Mr. Hu was appointed as Vice President of CNOOC. Mr. Hu has been appointed as an Executive Director and the President of the Company with effect from 20 March 2020.

The Company and Mr. Hu entered into a service agreement on 20 March 2020. Mr. Hu is eligible for re-election in the next following annual general meeting of the Company. If re-elected, the Company and Mr. Hu will enter into a new service agreement for a period of 36 months and would be renewed every 36 months as determined by the Board or the shareholders of the Company, subject to one month’s notice of termination by either party. Mr. Hu is subject to the provisions of his service agreement and the retirement provisions in the Articles of Association of the Company. Pursuant to the service agreement between the Company and Mr. Hu, the Company does not pay him any Director’s fee. The Remuneration Committee of the Company will review the level of Directors’ emolument and make recommendation to the Board for adjustments if necessary.

As at the date of this announcement and save as disclosed above, Mr. Hu has not held any other directorship in any listed public companies in the past three years and does not have any interest in the shares of the Company within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, Mr. Hu does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company.

Save as disclosed above, there is no other information required to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to take this opportunity to offer Mr. Hu its sincere congratulations on his appointment as an Executive Director and the President of the Company.

RESIGNATION OF PRESIDENT

The Board also announces that with effect from 20 March 2020, Mr. Xu Keqiang (“Mr. Xu”) resigned as the President of the Company. Mr. Xu remains as an Executive Director and the Chief Executive Officer of the Company.

Mr. Xu confirmed that he has no disagreement with the Board in any respect and there is no matter relating to his resignation as the President of the Company that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Xu for his contribution and services as the President of the Company.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 20 March 2020

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Hu Guangjie	Lawrence J. Lau
Tse Hau Yin, Aloysius
Non-executive Director	Qiu Zhi Zhong
Wang Dongjin (Chairman)

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